ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated December 7, 2011

ETRACS Linked to the Wells Fargo

Business Development Company Index

About the ETN

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, and currencies. Exchange Traded Access Securities (ETRACS) offer access to markets and strategies that may not be readily available to individual investors in the existing marketplace.

The ETRACS Linked to the Wells Fargo Business Development Company Index due April 26, 2041 is designed to track an investment in the Wells Fargo Business Development Company Index (“Index”), and may pay a variable quarterly coupon linked to the cash distributions associated with the underlying BDC constituents, less investor fees. Note that if the BDCs do not make distributions or those distributions do not overcome the investor fees, then investors will not receive any coupons.

About the Index

According to Wells Fargo Securities, LLC, the Index sponsor, the Wells Fargo Business Development Company Index is a float adjusted, capitalization-weighted Index that is intended to measure the performance of all Business Development Companies (“BDC”) that are listed on the New York Stock Exchange (“NYSE AMEX”) or NASDAQ and satisfy specified market capitalization and other eligibility requirements. To qualify as a BDC, the company must be registered with the Securities and Exchange Commission (“SEC”) and have elected to be regulated as a BDC under the Investment Company Act of 1940 (“1940 Act”).

Why invest in BDCs

The BDC business model is to lend to small and midsized companies at high yield equivalent rates while also at times taking equity stakes in such companies. BDCs can also take an active part in assessing the borrower’s prospects and modifying business practices if necessary with the goal of ensuring a favorable return for shareholders and principals in the company. The combination of making loans and taking equity stakes has the potential for relatively high, stable cash distributions with the additional benefit of capitalizing on the equity performance of the borrower. Note that cash distributions are not guaranteed and investors may not receive any coupons during the term of the ETNs.

Benefits of Investing in the ETN

Exposure to a portfolio of Business Development Companies through a single investment.

Income potential via variable quarterly coupons linked to the cash distributions, if any, paid on the BDCs in the Index, less investor fees. If the BDCs do not make distributions or those distributions do not overcome the investor fees, then investors will not receive any coupons.

Characteristics

Number of holdings: 26 BDCs

Top 10 Holdings
Ares Capital Corp	ARCC	10.00%
American Capital Ltd	ACAS	10.00%
Apollo Investment Corp	AINV	10.00%
Prospect Capital Corp	PSEC	9.33%
Fifth Street Finance Corp	FSC	7.49%
Solar Capital Ltd	SLRC	5.92%
BlackRock Kelso Capital Corp	BKCC	5.77%
PennantPark Investment Corp	PNNT	4.72%
MCG Capital Corp	MCGC	4.07%
TICC Capital Corp	TICC	3.16%
Source: Wells Fargo; as of 4/25/2011

Risks to Consider

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your investment — The ETNs are fully exposed to any decline in the level of the Index. Because the Accrued Tracking Fee (which is based on the Annual Tracking Fee) reduces your final payment, the level of the Index, as compared to the Initial Index Level, will need to increase by an amount at least equal to the percentage of the Principal Amount represented by the Accrued Tracking Fee and Redemption Fee Amount, if applicable, less any coupons that are paid, in order for you to receive an aggregate amount over the term of the ETNs equal to at least the Principal Amount of your ETNs.

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If the increase in the level of the Index, as compared to the Initial Index Level, is insufficient to offset the negative effect of the Accrued Tracking Fee and Redemption Fee Amount, if applicable, less coupons that are paid, or if the Final Index Level is less than the Initial Index Level, you will lose some or all of your investment at maturity or call, or upon early redemption. In addition, note that the Accrued Tracking Fee reduces the cash distributions made by the Index constituents (if any) and therefore reduces the amount of coupons paid (if any) under the ETNs — see “You are not guaranteed a coupon payment”, below.

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If you purchase your ETNs at any time prior to the end of the Initial Measurement Period (the ten Index Business Days from and including the Initial Trade Date, subject to adjustments as described in the ETRACS Prospectus), you will not know the Initial Index Level until after the end of the Initial Measurement Period.

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Market risk —The return on the ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.

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Credit of issuer — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party Any payment to be made on the ETNs, including any payment at maturity, call or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call or early redemption In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

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Limited performance history — The return on the ETNs is linked to the performance of the Index, which was introduced on January 28, 2011. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETNs than if the Index had a longer performance history.

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A trading market for the ETNs may not develop — Although we intend to list the ETNs on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs shown on the cover of the ETRACS Prospectus. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

•	No Redemption Prior to May 6, 2011 — You may elect to redeem your ETNs on or after May 6, 2011 until April 18, 2041. Accordingly, your ability to liquidate the ETNs may be limited prior to that date.
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Minimum redemption amount — You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee. Similarly, you will not receive a coupon payment on a Redemption Date or Call Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee and, as applicable, the Redemption Fee Amount.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s call right — UBS may elect to redeem all outstanding ETNs at any time on any Exchange Business Day (or if such day is not an Exchange Business Day, the next Exchange Business Day) on or after April 30, 2012, as described in the ETRACS Prospectus under the heading “Specific Terms of the ETNs — UBS’s Call Right” If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETNs. Alternatively, if the ETNs have increased in value, you may have to invest your proceeds in a lower- return investment.

For questions or additional information about ETRACS:

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1The issuer credit rating as of December 5, 2011 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

The Current Annual Index Yield is calculated by Wells Fargo and is determined by taking the most recently declared distribution of each of the Business Development Companies that constitute the Index (“constituent BDC”), and creating an annualized yield for each constituent BDC by (i) multiplying that number by the dividend frequency and (ii) dividing the resulting number by the current market price of the applicable constituent BDC. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent BDC and their relative weights in the Index. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www. sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Wells Fargo Securities, Wells Fargo, Wells Fargo® Business Development Company Index and Wells Fargo Securities, LLC are trademarks of Wells Fargo & Company and have been licensed for use by UBS AG. This product is not issued by, sponsored, endorsed, sold or promoted by Wells Fargo & Company or its affiliates and Wells Fargo & Company makes no representation regarding the advisability of investing in this product. Wells Fargo & Company does not guarantee that the Index referenced by the product has been accurately calculated and shall not have any liability for any error in the calculation.

NYSE Arca, Inc. (“NYSE Arca”), which acts as calculation agent for the Wells Fargo Business Development company Index (the “Index”), is not affiliated with UBS AG (“UBS”), Wells Fargo & Company or Wells Fargo Securities, LLC (together, “Wells Fargo”) and does not approve, endorse, review or recommend this Product; ETRACS Linked to the Wells Fargo Business Development Company Index is based on the Index, and the value of such Index is derived from sources deemed reliable, but NYSE Arca and its suppliers do not guarantee the correctness or completeness of the Index, its values or other information furnished in connection with the Index.

NEITHER WELLS FARGO NOR NYSE ARCA MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE INDEX, TRADING BASED ON THE INDEX, OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE TRADING OF THE ETRACS LINKED TO THE WELLS FARGO BUSINESS DEVELOPMENT COMPANY INDEX, OR FOR ANY OTHER USE.

ETRACS Linked to the Wells Fargo Business Development Company Index is not issued, guaranteed, sponsored, endorsed, sold or promoted by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the Product or any member of the public regarding the advisability of investing in securities generally or in the ETRACS Linked to the Wells Fargo Business Development Company Index particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to the ETRACS Linked to the Wells Fargo Business Development Company Index. Wells Fargo has no obligation to take into consideration the ETRACS Linked to the Wells Fargo Business Development Company Index or investors in the Product when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading or redemption or settlement by the issuer or otherwise of the ETRACS Linked to the Wells Fargo Business Development Company Index.

WELLS FARGO DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG AND THE ETRACS LINKED TO THE WELLS FARGO BUSINESS DEVELOPMENT COMPANY INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INDEX OR OF THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX AND THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL WELLS FARGO HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

© UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved. www.ubs.com